UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Cutera, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

232109108
(CUSIP Number)

Efrem Kamen
Pura Vida Investments, LLC
512 West 22nd Street, 7th Floor
New York, New York 10011
646-757-2180

With a copy to:

Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 9, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232109108	Page 2

1	NAME OF REPORTING PERSON Pura Vida Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,218,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,218,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,218,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.16%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 19,788,358 shares of Common Stock outstanding as of April 4, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2023.

CUSIP No. 232109108	Page 3

1	NAME OF REPORTING PERSON Efrem Kamen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,218,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,218,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,218,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.16%*
14	TYPE OF REPORTING PERSON IN, HC

* All percentage calculations set forth herein are based upon the aggregate of 19,788,358 shares of Common Stock outstanding as of April 4, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 7, 2023.

CUSIP No. 232109108	Page 4

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Schedule 13D filed with the SEC on April 13, 2023 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Cutera, Inc., a Delaware corporation (the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Initial 13D.

Percentage beneficial ownership reported herein is based on 19,788,358 shares of Common Stock outstanding as of April 4, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 7, 2023.

This Amendment amends Items 4, 6 and 7 as set forth below:

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On May 9, 2023, Pura Vida, on behalf of itself and the funds it advises, entered into a Cooperation Agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Issuer’s Board of Directors (the “Board”) agreed, among other things, to increase the size of the Board and to appoint Taylor Harris, Kevin Cameron, Nicholas Lewin and Keith Sullivan (collectively, the “New Independent Directors”) to the Board, effective as promptly as practicable following the Special Meeting of Stockholders scheduled to take place on June 9, 2023 (the “Special Meeting”), but in no case later than five (5) business days following the Special Meeting. The Issuer shall also use its reasonable best efforts to enter into a consulting agreement with Mr. Harris. The Board has agreed to include the New Independent Directors, Janet Widmann, Sheila Hopkins and Juliane Park (collectively, the “Board Slate”) as Board-nominated and recommended candidates for election as directors at the Issuer’s 2023 annual meeting of stockholders, after which the size of the Board shall be fixed at seven (7) directors until the appointment of a new permanent chief executive officer (the “Permanent CEO”), at which time the size of the Board shall be fixed accordingly.

The Agreement will terminate on the date that is forty-five (45) days prior to the nomination deadline under the bylaws of the Issuer that are in effect as of the date of the Agreement for the nomination of director candidates for election to the Board at the Issuer’s 2024 annual meeting of stockholders.

Pura Vida has agreed to refrain from taking certain actions with respect to the Issuer during the term of the Agreement. Pura Vida has also agreed to certain voting and public support commitments during the term of the Agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

CUSIP No. 232109108	Page 5

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

On May 9, 2023, the Issuer and Pura Vida entered into the Agreement described in Item 4 above and attached as Exhibit 99.3 hereto. The information regarding the Agreement in Item 4, as qualified by the full text of the Agreement, is incorporated into this Item 6 by reference.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Item 7 is hereby amended to include the following:

Exhibit 99.3	Cooperation Agreement by and between Cutera, Inc. and Pura Vida Investments, LLC, dated as of May 9, 2023

CUSIP No. 232109108	Page 6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2023

PURA VIDA INVESTMENTS, LLC

By:	/s/ Efrem Kamen
	Name:	Efrem Kamen
	Title:	Managing Member

EFREM KAMEN

By:	/s/ Efrem Kamen
	Name:	Efrem Kamen

CUSIP No. 232109108	Page 7

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.3	Cooperation Agreement by and between Cutera, Inc. and Pura Vida Investments, LLC, dated as of May 9, 2023